Mail Stop 4561

May 31, 2007

Ron Kallus
Chief Executive Officer
VGTel, Inc.
2303 South Blvd.
Houston, TX 77098

> **Re: VGTel, Inc.**
> **Amendment No. 5 to the Registration Statement on Form SB-2**
> **Filed on May 18, 2007**
> **File No. 333-134408**

Dear Mr. Kallus:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not contain comparable deficiencies. We have noted the following deficiencies, among other matters.

FORM SB-2/A

General

1. You filed your amended registration statement without current financial information. Your financial statements must be updated pursuant to Item 310(g) of Regulation S-B.

$$*   *   *   *   *$$

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Ron Kallus
VGTel, Inc.
May 31, 2007
Page 2

  We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

  You may contact Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

        Sincerely,

        Mark P. Shuman
        Branch Chief – Legal

cc: Via Facsimile (480) 816-9241
   William D. O'Neal, Esq.
   The O'Neal Law Firm, P.C.
   Telephone: (480) 812-5058